Exhibit 99.1

Stevanato Group Appoints Franco Stevanato Chief Executive Officer,

Succeeding Franco Moro

PIOMBINO DESE, Italy – May 28, 2024 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries, announced today that its Board of Directors has appointed Franco Stevanato, a current director and the Executive Chairman of the Company, as its new Chief Executive Officer. Mr. Stevanato is succeeding as Chief Executive Officer Franco Moro, whose employment agreement will continue through June 30, 2024. Mr. Moro will remain on the Company’s Board of Directors.

Franco Stevanato commented, “On behalf of the Board of Directors and the Company, I would like to express my sincere gratitude to Mr. Moro for his valuable contributions to Stevanato Group. Over the last five years, Franco has played a pivotal role in helping to guide the Company through the challenges of the global COVID-19 pandemic, expand our global industrial footprint to meet rising customer demand, and drive global standardization of our manufacturing sites to improve operational efficiencies.”

“I am honored to have served as Chief Executive Officer and grateful for having been part of the Company’s evolution,” said Franco Moro. “I believe the business fundamentals are strong and the Company will leverage on everything we have accomplished and started in recent times. I wish Franco Stevanato the best as he continues to lead the Company to further success, after years of hard work carried out together, while I will continue to serve the Company as director.”

Mr. Stevanato has held the position of Executive Chairman since 2021 and he previously served as Chief Executive Officer of Stevanato Group from 1998 to 2021. He is the driving force behind the Group’s long-term strategic vision and integrated value proposition. Mr. Stevanato is responsible for leading the Company’s global expansion over the last two decades, expanding the Company’s diversified product portfolio, establishing the Group’s science-based technology excellence centers, enhancing its research and development capabilities, and leading the Company through its initial public offering.

Fabrizio Bonnani, Stevanato Group’s lead independent director, commented, “We thank Franco Moro for his dedicated service to the Company as Chief Executive Officer. Looking ahead, Franco Stevanato is a strategic leader who has navigated the Company through periods of growth and investment. He embodies the core principles and values of Stevanato Group, and the Board is confident that Franco Stevanato is well positioned to advance the Company’s strategic imperatives and drive long-term shareholder value.”

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions as well as engineering solutions to the pharmaceutical, biotechnology and life sciences industries. Stevanato Group delivers an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle from development to clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation and its engineering excellence are central to its ability to offer value added solutions to clients.

For more information, please visit www.stevanatogroup.com

Forward Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Certain statements contained in this press release, including statements regarding the appointment of Mr. Franco Stevanato as chief executive officer and the successful transition thereof, the accomplishment of the Company’s future goals, expansions and manufacturing improvements, increase of shareholder value and potential customer demand, are forward-looking statements based on Stevanato Group’s current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including market conditions and Stevanato Group’s results of operations. As such, the reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. For a description of additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed under “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 7, 2024. All forward-looking statements in this press release are based on information currently available to Stevanato Group and speak only as of the date of this press release, and Stevanato Group assumes no obligation to update these forward-looking statements in light of new information or future events, except as may be required by law.

Contacts:

Media	Investor Relations
Stevanato Group	Lisa Miles
media@stevanatogroup.com	lisa.miles@stevanatogroup.com

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